Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2021

Financial Highlights

For the three months ended June 30, 2021, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated total revenues of $70.9 million, operating loss of $1.2 million and net loss of $10.9 million after recording a $29.4 million non-cash write-down in respect of the Windsor Knutsen. When adjusted to remove the impact of the non-cash write-down, adjusted operating income for the quarter was $28.2 million and adjusted net income was $18.5 million.

•	Generated Adjusted EBITDA of $52.1 million (1)

•	Generated distributable cash flow of $24.0 million (1)

•	Reported a distribution coverage ratio of 1.32 (2)

•	Reported $101.6 million in available liquidity, which included cash and cash equivalents of $51.6 million at June 30, 2021 (compared to $115.0 million of available liquidity and $60.0 million of cash and cash equivalents at March 31, 2021)

Other Partnership Highlights and Events

•	Fleet operated with 96.9% utilization for scheduled operations and 96.6% utilization taking into account the scheduled drydocking of the Bodil Knutsen. Both utilization figures include time during which the Windsor Knutsen earned loss of hire insurance during its period under repair in the second quarter of 2021.

•	On August 12, 2021, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended June 30, 2021 to all common unitholders of record on July 29, 2021. On August 12, 2021, the Partnership paid a cash distribution to holders of Series A Convertible Preferred Units (“Series A Preferred Units”) with respect to the quarter ended June 30, 2021 in an aggregate amount equal to $1.7 million.

•	As previously announced, the Partnership has agreed to commercial terms for a one-year time charter contract for the Windsor Knutsen (with owner’s option to substitute, and with charterer’s options to extend the charter by one one-year period and then one six-month period) with a major oil company. The charter is expected to commence in September 2021. The signing of this contract remains outstanding pending a number of final details which are expected to be resolved shortly.

•	In May 2021, the Partnership agreed a new time charter contract for the Bodil Knutsen with a major oil company to commence in the fourth quarter of 2023 or the first quarter of 2024 for a fixed period of either one year or two years, and in either case with options to extend the charter by two further one-year periods.

•	On June 30, 2021, the Partnership extended the maturity of its existing $25 million unsecured revolving credit facility with NTT Finance Corporation to August 2023 on the same terms.

•	Prospectively from July 1, 2021, the Partnership changed the useful life estimate of each of the vessels in its fleet from 25 years to 23 years due to prevailing longer term market trends. This change will increase the non-cash accounting depreciation charge in all future quarters, beginning in the third quarter of 2021; however, as this change does not prevent vessels from being utilized beyond 23 years, should a market opportunity arise, the Partnership does not anticipate that this change will have a material impact on its future revenue or cash flows from operations.

(1)   EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

(2)  Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

•	On August 25, 2021 the Partnership’s subsidiaries that own the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen, entered into a new $345 million senior secured credit facility in order to refinance their existing term loans. The credit facility is repayable in 20 consecutive quarterly installments, with a balloon payment of $219 million due at maturity in September 2026. The credit facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.05%. The credit facility is guaranteed by the Partnership and secured by mortgages on the vessels. The senior secured credit facilities will refinance the previously existing term loans related to these vessels which were due to mature between November 2021 and July 2022. Closing of the senior secured credit facility is anticipated to occur in September 2021.

•	On August 26, 2021, the Partnership entered into a sales agreement with B. Riley Securities, Inc. (the “Agent”). Under the terms of the ‘at the market’ sales agreement, the Partnership may offer and sell up to $100 million of common units (the “ATM program”), from time to time, through the Agent. The Partnership intends to use the net proceeds of any sales of offered units for general partnership purposes, which may include, among other things, the repayment of indebtedness or the funding of acquisitions or other capital expenditures.

Gary Chapman, Chief Executive Officer and Chief Financial Officer of KNOT Offshore Partners LP, commented, “Our strong fleet utilization throughout the second quarter once again generated the consistent cashflows underlying a well-covered distribution. In agreeing commercial terms for a contract for the Windsor Knutsen and completing a multi-vessel refinancing that extends maturities from 2021 to 2026, we have improved our forward visibility and made important progress in addressing near-term challenges and securing distribution coverage. Despite the COVID-related uncertainty in global energy markets, we continue to have constructive customer discussions regarding additional contract coverage in the coming years alongside the oil majors’ established capex schedules, and we are benefitting in the interim from the rolling charter that we have secured with Knutsen NYK for the Bodil Knutsen. In the medium term, we remain confident that the fundamentals and long-term orientation of both existing shuttle tanker-serviced fields and those currently under development in both Brazil and the North Sea represent attractive growth opportunities that are projected to outpace shuttle tanker supply growth in this concentrated, high barrier-to-entry market.”

Financial Results Overview

Total revenues were $70.9 million for the three months ended June 30, 2021 (the “second quarter”), compared to $71.5 million for the three months ended March 31, 2021 (the “first quarter”). The decrease was mainly related to reduced loss of hire recoveries from the Windsor Knutsen in connection with repairs to her main engine block in the first quarter of 2021 and reduced revenues from the Bodil Knutsen as she began operating under a new rolling time charter contract with Knutsen Shuttle Tankers Pool AS. The decrease in revenue was offset in part by increased earnings from the Tove Knutsen, which was off-hire in the first quarter due to a leakage from its controllable pitch propeller and one extra operational day in the second quarter compared to the first quarter.

Vessel operating expenses for the second quarter of 2021 were $17.4 million, a decrease of $1.2 million from $18.6 million in the first quarter of 2021. The decrease is mainly due to reduced operating costs for the Bodil Knutsen due to bunker consumption and the scheduled drydocking in the first quarter The decrease was partially offset by one extra operational day in the second quarter compared to the first quarter.

Depreciation was $23.8 million for the second quarter, an increase of $0.1 million from $23.7 million in the first quarter. The increase is related to the Bodil Knutsen, which has increased monthly depreciation costs as a result of the ballast water treatment installation work carried out on the vessel in the second quarter.

A non-cash write-down in respect of the Windsor Knutsen of $29.4 million was recognized in the second quarter. In accordance with US GAAP, the Partnership’s fleet is regularly assessed for impairment as events or changes in circumstances may indicate that a vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, and in such situation the carrying amount of the vessel is reduced to its estimated fair value. This exercise in the second quarter resulted in a write-down in respect of the Windsor Knutsen principally as a result of the vessel’s high carrying value which in turn arose due to the cost of both the purchase and the conversion of the vessel to a shuttle tanker from a conventional tanker. There are no other similar converted vessels in the Partnership’s fleet.

General and administrative expenses decreased $0.1 million from $1.6 million in the first quarter to $1.5 million in the second quarter. The decrease primarily reflects the effect of additional activity in connection with the year-end accounts in the first quarter.

As a result, operating loss for the second quarter was $1.2 million, compared to operating income of $27.6 million in the first quarter.

Interest expense for the second quarter was $6.8 million, a decrease of $0.6 million from $7.4 million for the first quarter. The decrease was mainly due to lower amortization costs for the Raquel Knutsen in connection with the sale and leaseback transaction where in the first quarter certain amortization costs related to the vessel’s previous financing were expensed and a lower LIBOR rate on average for the whole fleet. This was partially offset by increased interest expense for the Raquel Knutsen under the sale and leaseback transaction as a result of which both the financial obligation and interest rate increased and by there being one more interest day in the second quarter compared to the first quarter.

Realized and unrealized loss on derivative instruments was $2.3 million in the second quarter, compared to a gain of $8.0 million in the first quarter. The unrealized non-cash element of the mark-to-market loss was $0.2 million for the second quarter of 2021, compared to a gain of $11.9 million for the first quarter of 2021. All of the unrealized loss for the second quarter of 2021 is related to a mark-to-market loss on interest rate swaps.

As a result, net loss for the second quarter of 2021 was $10.9 million compared to a net income of $28.1 million for the first quarter of 2021.

Net income for the second quarter of 2021 decreased by $32.6 million to a loss of $10.9 million from a net income of $21.7 million for the three months ended June 30, 2020. Operating income for the second quarter decreased by $34.6 million to an operating loss of $1.2 million, compared to operating income of $33.4 million in the second quarter of 2020, mainly due to an impairment of the Windsor Knutsen, increased operating expenses and lower utilization of the fleet due to drydock and repairs. This was partially offset by the inclusion of the Tove Knutsen in results of operations from December 31, 2020. Total finance expenses for the second quarter decreased by $2.2 million to $9.5 million, compared to finance expenses of $11.7 million for the second quarter of 2020. The decrease in finance expenses was mainly due to lower average interest costs due to a decrease in the US LIBOR rate and higher unrealized gain on derivative instruments. This was partially offset by increased interest expenses for the Raquel Knutsen in connection with the sale and leaseback transaction as a result of which both the financial obligation and interest rate increased.

Distributable cash flow was $24.0 million for the second quarter of 2021, compared to $21.7 million for the first quarter of 2021. The increase in distributable cash flow was mainly due to lower operating costs for the fleet and lower interest costs in the second quarter due to the refinancing of the Raquel Knutsen and decreased realized losses on derivative instruments. This was offset by decreased contribution from the Bodil Knutsen, which started a new contract with a lower daily charter rate in the second quarter. The distribution declared for the second quarter was $0.52 per common unit, equivalent to an annualized distribution of $2.08.

COVID-19

The outbreak of the coronavirus (“COVID-19”) continues to negatively affect global economic activity, including the demand for oil and oil shipping, which may materially impact the Partnership’s operations and the operations of its customers and suppliers, although progress in vaccinations and some signs of global economic recovery continue to cautiously increase optimism.

The Partnership’s focus continues to be on ensuring the health and safety of its employees while providing safe and reliable operations for its customers.

The Partnership’s finances and operations have remained materially unaffected by the COVID-19 outbreak to date, although costs related to crew, crew transportation and logistics have all increased as countries have each introduced different quarantine rules and travel restrictions. Other than 17 days of off-hire incurred as a result of a COVID-19 outbreak on the Vigdis Knutsen which was quickly contained with no serious ill-health caused to any persons affected, the Partnership has not had any material service interruptions on its time-chartered vessels as a result of COVID-19.

However, the potential impact on the Partnership’s business, financial condition and results of operations remains uncertain although large scale distribution of vaccines seems likely to mitigate some of these uncertainties into the future. It remains too early to definitively judge the speed, scale and overall effect of vaccination efforts.

The closure of, or restricted access to, ports and terminals and passenger air travel in regions affected by the virus may lead to further operational impacts that could result in higher costs. It is possible that a further outbreak onboard a time-chartered vessel could prevent the Partnership from meeting its obligations under a charter, resulting in an off-hire claim and loss of revenue. Any outbreak of COVID-19 on board one of the Partnership’s time-chartered vessels or that affects any of the Partnership’s main suppliers could cause an inability to replace critical supplies or parts, maintain adequate crewing or fulfill the Partnership’s obligations under its time charter contracts, which in turn could result in off-hire or claims for the impacted period.

Announced delays in new capital expenditure by many oil majors in 2020 have had a negative impact on the demand for shuttle tankers and, given the uncertainty around the continuation of the COVID-19 situation, this dampened demand could persist. This has affected the timing and number of new, offshore projects and overall oil production profiles in the short-term, which has impacted the demand and pricing for shuttle tankers. If this situation persists the Partnership may be unable to re-charter its vessels at attractive rates in the future, particularly for vessels that are coming off charter in the next one to two years. Notwithstanding these challenges, the Partnership remains confident in the mid to long term growth opportunities for the shuttle tanker market and that once economic activity begins to move back closer towards pre-COVID-19 levels the Partnership will be well-placed to capture new opportunities, particularly given an absence of speculative vessel ordering in the shuttle tanker sector.

Operational Review

Fleet operated with 96.9% utilization for scheduled operations and 96.6% utilization taking into account the scheduled drydocking of the Bodil Knutsen. Both utilization figures include time during which the Windsor Knutsen earned loss of hire insurance during its period under repair in the second quarter of 2021.

In December 2020, the Windsor Knutsen reported a crack in its main engine block. The Partnership’s hull and machinery insurance has covered the cost of repairs, excepting a $150,000 deductible, and loss of hire insurance provided income at approximately the level earned during the vessel’s prior long-term charter, excepting a 14-day deductible period under the policy. The vessel was repaired and ready for operation in Brazil on June 10, 2021. The vessel has subsequently been idle other than for a short-term voyage for seven days.

As previously announced, the Partnership has agreed to commercial terms for a one-year time charter contract for the Windsor Knutsen (with owner’s option to substitute, and with charterer’s options to extend the charter by one one-year period and then one six-month period) with a major oil company. The charter is expected to commence in September 2021. The signing of this contract remains outstanding pending a number of final details which are expected to be resolved shortly.

In May 2021, the Partnership agreed a new time charter contract for the Bodil Knutsen with a major oil company to commence in the fourth quarter of 2023 or the first quarter of 2024 for a fixed period of either one year or two years, and in either case with options to extend the charter by two further one-year periods.

In May 2021, the Partnership reached an agreement with VOCIC Norway whereby VOCIC Norway would fund loss of hire (at a reduced rate) during, and costs related to, the installation of a VOC recovery plant on the Bodil Knutsen. The work is expected to be carried out in the third or fourth quarter of 2021 and take around one month. This will significantly improve the operational attractiveness of the vessel in the North Sea and Norwegian sectors going forward as well as virtually eliminate the non-methane VOC released into the atmosphere arising from the vessel’s cargo.

During July 2021, the Vigdis Knutsen went off-hire for 17 days due to an outbreak of COVID-19 on board the vessel which was quickly contained with no serious ill-health caused to any persons affected. The vessel went back into operation on July 31, 2021.

On July 19, 2021, the Tordis Knutsen developed a technical fault on its azimuth thruster and the vessel went off-hire. The vessel has now been repaired, and will return to service shortly. Under loss of hire insurance, the Partnership expects to be compensated for the contractual hire rate for the Tordis Knutsen for each day in excess of 14 deductible days during the off-hire period. The Partnership also expects the repair cost to be covered by insurance in excess of a deductible of $150,000.

Financing and Liquidity

As of June 30, 2021, the Partnership had $101.6 million in available liquidity, which consisted of cash and cash equivalents of $51.6 million and $50.0 million of capacity under its existing revolving credit facilities. The revolving credit facilities mature between August 2023 and November 2023. The Partnership’s total interest-bearing obligations outstanding as of June 30, 2021 was $1,003.2 million ($997.7 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the second quarter of 2021 was approximately 2.04% over LIBOR.

As of June 30, 2021, the Partnership had entered into various interest rate swap agreements for a total notional amount of $472.6 million to hedge against the interest rate risks of its variable rate borrowings. As of June 30, 2021, the Partnership receives interest based on three or six-month LIBOR and pays a weighted average interest rate of 1.87% under its interest rate swap agreements, which have an average maturity of approximately 3.8 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of June 30, 2021, the Partnership’s net exposure to floating interest rate fluctuations was approximately $387.4 million based on total interest-bearing contractual obligations of $1,003.2 million, less the Raquel Knutsen sale & leaseback facility of $91.6 million, less interest rate swaps of $472.6 million and less cash and cash equivalents of $51.6 million. The Partnership’s outstanding interest-bearing contractual obligations of $1,003.2 million as of June 30, 2021 are repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
Remainder of 2021	$2,433	$43,142	$70,811	$116,386
2022	4,960	70,348	236,509	311,817
2023	5,177	54,672	230,906	290,755
2024	5,418	13,011	123,393	141,822
2025	5,640	3,276	65,506	74,422
2026 and thereafter	68,009	—	—	68,009
Total	$91,637	$184,449	$727,125	$1,003,211

Refinancing

On June 30, 2021, the Partnership extended the maturity of its $25 million unsecured revolving credit facility with NTT Finance Corporation. The extended facility matures in August 2023. The commercial terms of the facility are unchanged from the facility entered into in June 2019 with NTT Finance Corporation.

On August 25, 2021 the Partnership’s subsidiaries that own the Tordis Knutsen, the Vigdis Knutsen, the Lena Knutsen, the Anna Knutsen and the Brasil Knutsen, entered into a new $345 million senior secured credit facility in order to refinance their existing term loans. The credit facility is repayable in 20 consecutive quarterly installments, with a balloon payment of $219 million due at maturity in September 2026. The credit facility bears interest at a rate per annum equal to LIBOR plus a margin of 2.05%. The credit facility is guaranteed by the Partnership and secured by mortgages on the vessels. The senior secured credit facilities will refinance the previously existing term loans related to these vessels which were due to mature between November 2021 and July 2022. Closing of the senior secured credit facility is anticipated to occur in September 2021.

Distributions

On August 12, 2021, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended June 30, 2021 to all common unitholders of record on July 29, 2021. On August 12, 2021, the Partnership paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended June 30, 2021 in an aggregate amount equal to $1.7 million.

ATM Program

On August 26, 2021, the Partnership entered into a sales agreement with B. Riley Securities, Inc., as Agent. Under the terms of the ‘at the market’ sales agreement, the Partnership may offer and sell up to $100 million of common units, from time to time, through the Agent. The Partnership intends to use any net proceeds of the sales of offered units for general partnership purposes, which may include, among other things, the repayment of indebtedness or the funding of acquisitions or other capital expenditures.

Outlook

As outlined in the Operational Review, the Partnership’s earnings for the third quarter of 2021 will be affected by 17 days off-hire of the Vigdis Knutsen, a minimum of 14 days off-hire of the Tordis Knutsen and a number of days for the Windsor Knutsen until the expected commencement of the upcoming time charter contract that is expected to commence in September 2021.

The Tordis Knutsen is due for her first planned five-year special survey drydocking in the fourth quarter of 2021, which is expected to be carried out in Europe. The vessel is expected to be off-hire for approximately 50-55 days, including mobilization to and from Europe, and the work is expected to start in the fourth quarter of 2021 and finish in the first quarter of 2022.

In May 2021, the Partnership agreed a new time charter contract with a major oil company for the Bodil Knutsen to commence in the fourth quarter of 2023 or the first quarter of 2024. The charter is for a fixed period of either one year or two years with two more one-year options thereafter at the charterer’s option. After completing its recent drydock and the installation of a ballast water treatment system the Partnership is continuing to market the Bodil Knutsen for new time charter employment in the interim period. Absent any such employment and to provide support to the Partnership, the Partnership and Knutsen NYK have agreed for Knutsen NYK to time charter the vessel from the Partnership for an initial three-month period commencing on May 13, 2021 and then on a rolling one-month basis, possibly for the remainder of 2021, at a reduced rate.

The planned installation of a VOC recovery plant on the Bodil Knutsen is also expected to affect the vessel’s operations in the third or fourth quarter of 2021. VOCIC has agreed to fund loss of hire (at a reduced rate) during, and costs related to, the installation, and the work will significantly improve the operational attractiveness of the vessel in the North Sea and Norwegian sectors going forward as well as virtually eliminate the non-methane VOC released into the atmosphere arising from the vessel’s cargo.

Prospectively from July 1, 2021 the Partnership has changed the useful life estimate of each of the vessels in its fleet from 25 years to 23 years. This change will increase the non-cash accounting depreciation charge in all future quarters, beginning in the third quarter of 2021. The Partnership does not consider that there is any single material factor that has caused this change at this time, rather the Partnership has considered factors related to the ongoing use of the vessels and equipment, gradual shifts in market conditions and other long-term factors associated with the global oil and maritime transportation industries and based on this has reassessed the useful life. As this change in accounting policy does not prevent vessels being operated beyond 23 years, where a suitable charter opportunity arises, the Partnership does not anticipate that this change will have a material impact on its future revenue or cashflow from operations.

As of June 30, 2021, the Partnership’s fleet of seventeen vessels had charters with an average remaining fixed duration of 2.3 years. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 2.8 years on average. As of June 30, 2021, the Partnership had $642 million of remaining contracted forward revenue, excluding options.

In October 2020, Knutsen NYK took delivery of Tove Knutsen’s sister vessel, Synnøve Knutsen, which has been operating under a short-term contract with Petrobras in Brazil. The vessel is expected to commence on a 5-year time charter contract with Equinor in December 2021. Equinor has the option to extend the Synnnøve Knutsen charter for up to a further 15 years.

In February 2021, Tuva Knutsen, was delivered to Knutsen NYK from the yard and commenced on a 5-year time charter contract with a wholly owned subsidiary of the French oil major Total SE. Total has options to extend the charter for up to a further 10 years.

Knutsen NYK has four additional newbuildings under construction, all of which are under contract for long-term charter on delivery.

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

Although some new developments in Brazil and the North Sea are delayed by an expected 12 – 24 months relative to pre-COVID expectations, which has contributed to the softening of short-term market demand for shuttle tankers, the Partnership remains confident that it can secure profitable charters for its vessels until such time as the delays are resolved. For the remainder of 2021 and into 2022, the Partnership believes a limited over-supply of vessels may continue, however the Partnership will benefit from older vessels that are expected to be removed from the market, a process which has already begun to occur.

Except for the Bodil Knutsen (other than via the charter with Knutsen NYK), the Windsor Knutsen (during the interim period until the anticipated commencement of the charter in September 2021) and the Tordis Knutsen (for its planned scheduled drydock in the fourth quarter), the Partnership’s entire fleet is fully contracted during 2021 and therefore the Partnership expects its current contract portfolio to continue providing solid distribution coverage throughout the remainder of this year.

The Board continues to believe that demand for existing and for newbuild shuttle tankers will be driven, over the long term, based on the requirement to replace older tonnage and from significant further expansion of deep and ultra-deep water offshore oil production in areas such as Pre-salt Brazil, the North Sea and the Barents Sea. Such production areas have supportive project economics and competitive marginal oil production costs and today there are significant orders of contracted FPSO’s to support the premise that projects will go ahead. Further, our customers’ commitment to focusing on such deep-water production strategies backs up the Board’s view that shuttle tanker demand growth is projected to outpace net shuttle tanker supply growth. As such, the Board remains positive with respect to the mid-to-long-term outlook for the shuttle tanker market.

About KNOT Offshore Partners LP

KNOT Offshore Partners’ strategy is to own operate and acquire shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of seventeen offshore shuttle tankers with an average age of 7.5 years.

KNOT Offshore Partners is structured as a publicly traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Thursday, August 26, 2021 at 11 AM (Eastern Time) to discuss the results for the second quarter of 2021, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•	By dialing 1-855-209-8259 from the US, dialing 1-855-669-9657 from Canada or 1-412-542-4105 if outside North America (please ask to be joined into the KNOT Offshore Partners LP call).

•	By accessing the webcast, which will be available for the seven days following, on the Partnership’s website: www.knotoffshorepartners.com.

August 26, 2021

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

Gary Chapman (+44 7496 170 620)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Six Months Ended
(U.S. Dollars in thousands)	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Time charter and bareboat revenues	$66,513	$65,598	$70,250	$132,111	$137,476
Loss of hire insurance recoveries	4,397	5,882	—	10,279	—
Other income (1)	27	1	9	28	607
Total revenues	70,937	71,481	70,259	142,418	138,083
Vessel operating expenses	17,394	18,560	13,112	35,954	28,746
Depreciation	23,831	23,684	22,451	47,515	44,824
Write-down (2)	29,421	—	—	29,421	—
General and administrative expenses	1,492	1,621	1,337	3,113	2,724
Total operating expenses	72,138	43,865	36,900	116,003	76,294
Operating income (loss)	(1,201)	27,616	33,359	26,415	61,789
Finance income (expense):
Interest income	—	—	3	—	121
Interest expense	(6,804)	(7,372)	(8,512)	(14,176)	(18,974)
Other finance expense	(250)	(159)	(199)	(409)	(307)
Realized and unrealized gain (loss) on derivative instruments (3)	(2,265)	8,011	(3,092)	5,746	(26,782)
Net gain (loss) on foreign currency transactions	(144)	48	127	(96)	(297)
Total finance income (expense)	(9,463)	528	(11,673)	(8,935)	(46,239)
Income (loss) before income taxes	(10,664)	28,144	21,686	17,480	15,550
Income tax benefit (expense)	(261)	(3)	(3)	(264)	(6)
Net income (loss)	(10,925)	28,141	21,683	17,216	15,544
Weighted average units outstanding (in thousands of units):
Common units	32,782	32,694	32,694	32,738	32,694
General Partner units	615	615	615	615	615

(1)	Other income for the six months ended June 20, 2020 is mainly related to cargo carried from Brazil to Europe on the drydocking voyage for the Raquel Knutsen scheduled drydocking. As a result, the Partnership received $0.6 million for this extra voyage and the additional revenue has been classified as other income.

(2)	The carrying value of the Windsor Knutsen was written down to its estimated fair value as of June 30, 2021.

(3)

Realized gains (losses) on derivative instruments relate to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gains (losses) on derivative instruments related to changes in the fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Six Months Ended
(U.S. Dollars in thousands)	June 30, 2021	March 31, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Realized gain (loss):
Interest rate swap contracts	$(2,087)	$(3,910)	$(191)	$(5,996)	$12
Foreign exchange forward contracts	—	—	(109)	—	(109)
Total realized gain (loss):	(2,087)	(3,910)	(300)	(5,996)	(97)
Unrealized gain (loss):
Interest rate swap contracts	(178)	11,921	(3,457)	11,742	(26,438)
Foreign exchange forward contracts	—	—	665	—	(247)
Total unrealized gain (loss):	(178)	11,921	(2,792)	11,742	(26,685)
Total realized and unrealized gain (loss) on derivative instruments:	$(2,265)	$8,011	$(3,092)	$5,746	$(26,782)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At June 30, 2021	At December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$51,589	$52,583
Amounts due from related parties	1,762	5,726
Inventories	3,264	2,652
Other current assets	14,381	5,511
Total current assets	70,996	66,472

Long-term assets:
Vessels, net of accumulated depreciation	1,642,026	1,708,786
Right-of-use assets	3,061	1,490
Intangible assets, net	378	681
Derivative assets	168	—
Accrued income	2,164	2,867
Total Long-term assets	1,647,797	1,713,824
Total assets	$1,718,793	$1,780,296

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$3,804	$3,848
Accrued expenses	5,866	5,380
Current portion of long-term debt	351,370	184,188
Current lease liabilities	641	652
Current portion of derivative liabilities	9,984	10,695
Income taxes payable	276	86
Current portion of contract liabilities	1,518	1,518
Prepaid charter	7,821	5,424
Amount due to related parties	3,450	2,140
Total current liabilities	384,730	213,931

Long-term liabilities:
Long-term debt	646,348	846,157
Lease liabilities	2,419	838
Derivative liabilities	8,495	19,358
Contract liabilities	1,410	2,168
Deferred tax liabilities	294	295
Total long-term liabilities	658,966	868,816
Total liabilities	1,043,696	1,082,747
Commitments and contingencies
Series A Convertible Preferred Units (1)	84,367	89,264
Equity:
Partners’ capital:
Common unitholders (1)	580,248	597,390
General partner interest	10,482	10,895
Total partners’ capital	590,730	608,285
Total liabilities and equity	$1,718,793	$1,780,296

(1)	On May 27, 2021, Tortoise Direct Opportunities Fund LP, the holder of 416,677 of the Partnership’s Series A Convertible Preferred Units, sold 208,333 of its Series A Preferred Units to Knutsen NYK and converted 208,334 Series A Preferred Units to 215,292 common units based on a conversion rate of 1.0334.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners' Capital
(U.S. Dollars in thousands) Three Months Ended June 30, 2020 and 2021	Common Units	General Partner Units	Accumulated Other Comprehensive Income (Loss)	Total Partners' Capital	Series A Convertible Preferred Units
Consolidated balance at March 31, 2020	$585,748	$10,675	$—	$596,423	$89,264
Net income	19,515	368	—	19,883	1,800
Other comprehensive income	—	—	—	—	—
Cash distributions	(17,701)	(333)	—	(18,034)	(1,800)
Consolidated balance at June 30, 2020	$587,562	$10,710	$—	$598,272	$89,264

Consolidated balance at March 31, 2021	$605,544	$11,048	$—	$616,592	$89,264
Net income (loss)	(12,451)	(233)	—	(12,684)	1,759
Conversion of preferred units to common units	4,856	—	—	4,856	(4,856)
Other comprehensive income	—	—	—	—	—
Cash distributions	(17,701)	(333)	—	(18,034)	(1,800)
Consolidated balance at June 30, 2021	$580,248	$10,482	$—	$590,730	$84,367

Six Months Ended June 30, 2020 and 2021
Consolidated balance at December 31, 2019	$611,241	$11,155	$—	$622,396	$89,264
Net income	11,723	221	—	11,944	3,600
Other comprehensive income	—	—	—	—	—
Cash distributions	(35,402)	(666)	—	(36,068)	(3,600)
Consolidated balance at June 30, 2020	$587,562	$10,710	$—	$598,272	$89,264

Consolidated balance at December 31, 2020	$597,390	$10,895	$—	$608,285	$89,264
Net income	13,404	253	—	13,657	3,559
Conversion of preferred units to common units	4,856	—	—	4,856	(4,856)
Other comprehensive income	—	—	—	—	—
Cash distributions	(35,402)	(666)	—	(36,068)	(3,600)
Consolidated balance at June 30, 2021	$580,248	$10,482	$—	$590,730	$84,367

(1)	On May 27, 2021, Tortoise Direct Opportunities Fund LP, the holder of 416,677 of the Partnership’s Series A Convertible Preferred Units, sold 208,333 of its Series A Preferred Units to Knutsen NYK and converted 208,334 Series A Preferred Units to 215,292 common units based on a conversion rate of 1.0334.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2021	2020
OPERATING ACTIVITIES
Net income	$17,216	$15,544
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	47,515	44,824
Write-down	29,421	—
Amortization of contract intangibles / liabilities	(456)	(456)
Amortization of deferred debt issuance cost	1,758	1,262
Drydocking expenditure	(3,428)	(2,666)
Income tax expense	264	6
Income taxes paid	(74)	(78)
Interest expenses	12,418	17,713
Interest paid	(12,571)	(18,888)
Unrealized (gain) loss on derivative instruments	(11,742)	26,685
Unrealized (gain) loss on foreign currency transactions	27	(56)
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	3,964	959
Decrease (increase) in inventories	(613)	50
Decrease (increase) in other current assets	(8,929)	(699)
Decrease (increase) in accrued revenue	703	551
Increase (decrease) in trade accounts payable	(8)	(198)
Increase (decrease) in accrued expenses	640	(686)
Increase (decrease) prepaid charter	2,399	(3,116)
Increase (decrease) in amounts due to related parties	1,310	38
Net cash provided by operating activities	79,814	80,789

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	(6,748)	(216)
Net cash used in investing activities	(6,748)	(216)

FINANCING ACTIVITIES
Proceeds from long-term debt	99,300	—
Repayment of long-term debt	(132,208)	(42,973)
Payment of debt issuance cost	(1,478)	(13)
Cash distributions	(39,668)	(39,668)
Net cash used in financing activities	(74,054)	(82,654)
Effect of exchange rate changes on cash	(6)	(8)
Net increase (decrease) in cash and cash equivalents	(994)	(2,089)
Cash and cash equivalents at the beginning of the period	52,583	43,525
Cash and cash equivalents at the end of the period	$51,589	$41,436

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, write-downs, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, distributions on the Series A Preferred Units, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to the common unitholders, the Partnership’s general partner and the holder of the incentive distribution rights. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended June 30, 2021 (unaudited)	Three Months Ended March 31, 2021 (unaudited)
Net income (loss)	$(10,925)	$28,141
Add:
Depreciation	23,831	23,684
Write-down	29,421	—
Other non-cash items; amortization of deferred debt issuance cost	656	1,102
Other non-cash items; accrued revenue	353	350
Unrealized losses from interest rate derivatives and foreign exchange currency contracts	179	—
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(17,622)	(17,622)
Distribution to Series A Preferred Units	(1,700)	(1,800)
Other non-cash items; deferred revenue	(228)	(228)
Unrealized gains from interest rate derivatives and foreign exchange currency contracts	—	(11,921)
Distributable cash flow	$23,965	$21,706
Distributions declared	$18,150	$18,034
Distribution coverage ratio (1)	1.32	1.20

(1)	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation, write-downs, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, write-downs and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three Months Ended,		Six Months Ended,
(U.S. Dollars in thousands)	June 30, 2021 (unaudited)	June 30, 2020 (unaudited)	June 30, 2021 (unaudited)	June 30, 2020 (unaudited)
Net income (loss)	$(10,925)	$21,683	$17,216	$15,544
Interest income	—	(3)	—	(121)
Interest expense	6,804	8,512	14,176	18,974
Depreciation	23,831	22,451	47,515	44,824
Write-down	29,421	—	29,421	—
Income tax expense	261	3	264	6
EBITDA	49,392	52,646	108,592	79,227
Other financial items (a)	2,659	3,164	(5,241)	27,386
Adjusted EBITDA	$52,051	$55,810	$103,351	$106,613

(a)	Other financial items consist of other finance income (expense), realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

·	the length and severity of the outbreak of COVID-19, including its impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;

·	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

·	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

·	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its common units and to make distributions on its Series A Preferred Units and the amount of any such distributions;

·	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

·	KNOT Offshore Partners’ anticipated growth strategies;

·	the effects of a worldwide or regional economic slowdown;

·	turmoil in the global financial markets;

·	fluctuations in currencies and interest rates;

·	fluctuations in the price of oil;

·	general market conditions, including fluctuations in hire rates and vessel values;

·	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

·	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

·	the repayment of debt and settling of any interest rate swaps;

·	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

·	planned capital expenditures and availability of capital resources to fund capital expenditures;

·	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

·	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

·	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

·	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

·	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

·	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

·	timely purchases and deliveries of newbuilds;

·	future purchase prices of newbuilds and secondhand vessels;

·	any impairment of the value of KNOT Offshore Partners’ vessels;

·	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

·	acceptance of a vessel by its charterer;

·	termination dates and extensions of charters;

·	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business, including the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions generally referred to as “IMO 2020” that took effect January 1, 2020;

·	availability of skilled labor, vessel crews and management, including possible disruptions due to the COVID-19 outbreak;

·	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

·	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

·	estimated future maintenance and replacement capital expenditures;

·	Marshall Islands economic substance requirements;

·	KNOT Offshore Partners’ ability to retain key employees;

·	customers’ increasing emphasis on climate, environmental and safety concerns;

·	potential liability from any pending or future litigation;

·	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

·	future sales of KNOT Offshore Partners’ securities in the public market;

·	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

·	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2020 and subsequent annual reports on Form 20-F and reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.